SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 18, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release –
ANGLOGOLD ASHANTI ANNOUNCES APPOINTMENT TO THE BOARD

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA07.07
Tuesday, 18 September 2007
ANGLOGOLD ASHANTI ANNOUNCES APPOINTMENT TO THE BOARD
Following the announcement of 31 July 2007, the Chairman of AngloGold Ashanti, Russell
Edey, has today announced that Mark Cutifani was appointed to the board effective
17 September 2007 as Chief Executive Officer designate.
Mr Cutifani will succeed Bobby Godsell as Chief Executive Officer on his retirement with effect from 1 October 2007, when Mr Godsell also retires from the company’s board.
Russell Edey said, “The board and management of AngloGold Ashanti welcomes Mark to its fold and looks forward to the initiatives and focus that he brings with him”.
ENDS

DIRECTORATE CHANGES
The following changes have taken place to the board of AngloGold Ashanti Limited:
Name Nature of Change
Mr M Cutifani
Appointment as CEO Designate
effective 17 September 2007
Taking account of the above the board of directors should read as follows:
Directors Alternate Directors
Mr R P Edey (Chairman)
(British)
Dr T J Motlatsi (Deputy Chairman)
Mr R M Godsell (Chief Executive Officer)
Mr M Cutifani (CEO Designate)
(Australian)
Mr F B Arisman
(American)
Mr R E Bannerman
(Ghanaian)
Mrs E le R Bradley
Mrs C Carroll
(American)
Mr R Carvalho Silva
(Brazilian)
Mr R Médori
(French)
Mr P.G. Whitcutt
Mr J H Mensah
(Ghanaian)
Mr W A Nairn
Mr N F Nicolau
Prof. L W Nkuhlu
Mr S M Pityana
Mr S R Thompson
(British)
Mr S Venkatakrishnan
(British)
18 September 2007
JSE Sponsor – UBS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: September 18, 2007
By:
/s/ L Eatwell
Name:  L EATWELL
Title:
Company Secretary